UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 25, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 33.3.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 17TH, 2026

DATE, TIME AND PLACE: September 17th, 2026, at 11.30 a.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Adrian Calaza, Alberto Mario Griselli, Alessandra Michelini, Camillo Greco, Claudio Giovanni Ezio Ongaro, Denísio Augusto Liberato Delfino, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Gigliola Bonino and Leonardo de Carvalho Capdeville, either in person or by means of audio or videoconference, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws.

BOARD: Mr. Adrian Calaza – Chairman; and Mrs. Luciene Rodrigues Abrão Pandolfo – Secretary.

AGENDA: (1) To acknowledge the activities carried out by the Control and Risks Committee; (2) To acknowledge the activities carried out by the Statutory Audit Committee; (3) To resolve on the execution of agreements between the Company and SBA Torres Brasil Ltda. (“SBA”); (4) To resolve on the Company's Strategic Projects; (5) To resolve on the payment proposal of the Company’s interest on shareholders’ equity (“JSCP”); (6) To resolve on the cancellation of treasury shares, without reducing the Company's capital stock; and (7) To resolve on the update to the Organizational Model related to the Company’s Integrity Program, in compliance with Italian Legislative Decree No. 231.

RESOLUTIONS: Upon review of the materials presented and filed at the Company’s head office, and based on the information provided and the discussions held on the matter included in the Agenda, the Board Members, by the unanimous vote of those present and with the abstention of those legally prevented from voting, resolved to record their statements and resolutions as follows:

(1) Acknowledged the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on September 17th, 2026, as reported by Mr. Denísio Augusto Liberato Delfino, Chairman of the CCR.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

September 17th, 2026

(2) Acknowledged the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on September 17th, 2026, as reported by Mr. Gesner José de Oliveira Filho, Coordinator of the CAE.

(3) Approved the terms and conditions for negotiations of a new unified Master Lease Agreement (MLA) between the Company and SBA, aimed at providing services and solutions designed to strengthen the Company’s infrastructure and operational efficiency, and authorized the Company’s Officers to execute, in the terms and limits set forth in the support material presented, the necessary documents.

(4) Approved the Company’s strategic projects aimed at strengthening its market position, provided that the execution of the respective contractual instruments necessary for their implementation shall comply with the following: (i) the terms, conditions, and premises contained in the respective supporting materials; and (ii) the fulfillment of the conditions precedent related to the required regulatory approvals that ensure the legitimacy and legality for one of the specific projects, observing the respective economic rationale described in the supporting materials presented, as well authorized the Company’s Officers to execute the documents necessary for the perfect execution of the projects, observing the conditions set forth herein.

(5) Approved based on the Section 46, 3rd and 4th paragraphs, of the Company’s By-laws, on the favorable opinion of the Fiscal Council, and on the favorable evaluation of the Statutory Audit Committee, the distribution of R$ 515,000,000.00 (five hundred fifteen million reais) as Interest on Shareholders’ Equity ("JSCP"), at R$0.2166801148 (zero point two, one, six, six, eight, zero, one, one, four, eight cents) of gross value per share. The payment will be made until January 22, 2027, without the application of any monetary restatement index, considering the date of September 22nd, 2026, as the date for identification of shareholders entitled to receive such values. Therefore, the shares acquired after said date will be traded ex-direito of IE distribution. The withholding of Income Tax will be 17.5% (seventeen point five percent) on the occasion of the credit of the IE, except for the shareholders who have differentiated taxation or who are exempt from said taxation. The gross amount per share may be modified due to the variation in the number of treasury shares.

(6) Approved the cancellation of treasury shares, in the amount of 13,200,000 (thirteen million and two hundred thousand) common shares, with no par value, issued by the Company, without reducing the capital stock.

Due to the cancellation of shares as deliberated, the Company's share capital is now divided into 2,378,925,889 (two billion, three hundred seventy-eight million, nine hundred twenty-five thousand, eight hundred eighty-nine) common shares, all registered, book-entry, and without par value. Accordingly, Article 5 of the Company's Bylaws, which addresses the Company's share capital, must be adjusted at the next Shareholders’ Meeting to be convened by the Company. It was emphasized that the current share repurchase plan remains in effect, subject to the established limits.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

September 17th, 2026

(7) Approved, for purposes of the Anti-Corruption Law (Law No. 12,846/2013), the update to the Organizational Model related to the Company’s Integrity Program, in compliance with Italian Legislative Decree No. 231, according to the material presented and based on the favorable assessments of the CAE and CCR, recorded at its meetings held on September 17th, 2026.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), September 17th, 2026.

LUCIENE RODRIGUES ABRÃO PANDOLFO

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: September 25, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer